Filed by Extended Systems, Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                 Subject Company:  ViaFone, Inc.
                                                   Commission File No. 000-23597


On May 28, 2002, Extended Systems sent an email message to all of its employees. The text of the email message follows.


      May 2002


      TO: All Extended Systems Employees

      This announcement marks an important milestone in the history of Extended Systems and ViaFone. Sometime in July or August, when the deal closes, ViaFone employees will join the Extended Systems team. I am very enthusiastic about our shared vision and prospects as we move forward together.

      It's exciting to think about what the merger means for employees of both companies. Extended Systems and ViaFone have established themselves as leaders in their respective markets. Now, with the combination of Extended Systems' synchronization and management software and ViaFone's real-time access and mobile application software, we can offer enterprise customers a complete mobile infrastructure platform for delivering mobile productivity to their mobile employees including executive, sales and service professionals and to their mobile customers. In addition, the joining of these two companies vastly expands our product and service offerings, allowing us to move forward as a long-term mobile solutions provider for Global 2000 companies.

      The rationale behind the deal is:

      MARKET LEADERSHIP- Joining Extended Systems and ViaFone builds on our leadership position in synchronization and mobile data management to include robust wireless enterprise access and support for mobile applications. By offering enterprise IT a complete suite of mobile management products, applications and services, the combined company becomes a single-source for mobile deployment within the enterprise.

      COMPLEMENTARY TECHNOLOGY, PRODUCTS AND SERVICES - ViaFone's product and service offering will add real-time data access capability, mobile business applications for sales and field services and additional wireless application development tools and voice technologies to Extended Systems' data synchronization and management software. By bringing these technologies together, we can provide enterprises with one mobile server and one client platform for the integration of corporate data regardless of the database source. Users will be delivered one common application or view regardless of the device or connectivity available.

      STRONG CUSTOMER BASE OF GLOBAL 2000 COMPANIES- We believe the enterprise market for mobile solutions is in its early stages and has significant growth potential. The strong adoption of our synchronization and management solutions by enterprise IT strongly positions the combined company to be the end-to-end solution provider for all mobile and wireless deployment needs. The competitive edge that instant access to information provides our customers will further accelerate market expansion.

      PARTNERSHIPS WITH WORLD LEADERS IN BUSINESS SOLUTIONS - The impressive combined partner list will further enable us to provide a comprehensive mobile solution set to global partners including Compaq, Symbol, Nokia, Microsoft, Palm, HandSpring, HP, Symbian, Ericsson, EDS and webMethods , Siebel, SAP, Tibco, CapGemini Ernst & Young and Software AG.

      Not only are our companies' products highly complementary, but our cultures are as well. We both have an intense customer focus serving companies on a worldwide basis. We both emphasize teamwork and agility to keep pace with our customer needs and to stay ahead of our competition.

      You will be hearing a lot more about the exciting prospects for our business in the coming months. We realize that you will have many questions and even some concerns. We are committed to telling you what we know, when we know it. We are committed to communicating often, openly and honestly about what is to come. There is a lot of work to be done and decisions to be addressed over the coming months. Your support and continued focus on the job at hand will be key throughout the merger and integration process.

      We have set up this web site so that you can ask questions, find answers to your questions and read about acquisition updates.

      http://www.extendedsystems.com/

      The user name and password are:
      Username:      xxx
      Password:      xxx

      I am looking forward to completing the acquisition process and integrating these two winning teams to strengthen our position as a worldwide leader in mobile information management.

      Best Regards,

      Steve Simpson
      President and CEO
      Extended Systems

This letter contains forward-looking statements, including statements regarding Extended Systems' market leadership, the execution of its strategy and the impact and benefits of the proposed merger, including the ability of Extended Systems to integrate ViaFone's capabilities and technology and expand its product offerings, to accelerate Extended Systems' strategy and the delivery of sales and service applications, to offer a single platform for mobile information management, and to strengthen its competitive position. These statements are subject to risks and uncertainties and assumptions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals, and closings related to the merger; any statements concerning proposed new products, services, developments, or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

The risks and uncertainties and assumptions referred to above include approval of the transaction; approval of the merger by the ViaFone and Extended Systems stockholders; any regulatory review and approval of the transaction; the need for Extended Systems to successfully integrate Viafone's employees, products, partners, customers, and operations; the need for the combined company to successfully develop new products and services; overall economic conditions and the level of information technology purchasing by existing and potential customers; the success of key business relationships; continued growth in the markets for the combined companies products; the perceived and realized benefits of mobile devices; the acceptance of specific industry-wide standards and protocols; the risks associated with development of new products and product enhancements; the impact of competitive products and pricing; and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed in fiscal 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.